UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026.

Commission File Number 001-43506

Gunnison Copper Corp.
(Translation of registrant’s name into English)

Concord Place

2999 N. 44th Street, Suite 300

Phoenix, Arizona 85018
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is “submitting” the Form 6-K in paper as permitted by Regulation S-T “Rule” 101(b)(7) ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 28, 2026	Gunnison Copper Corp.

	By:	/s/ Craig Hallworth
Craig Hallworth
President & Chief Executive Officer

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Exhibit Index

Exhibit	Description of Exhibit

99.1	Press Release dated October 28, 2026

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